Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2025

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2025	2024
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$11,434	$11,909
Restricted deposit	273	248
Trade receivables, net	-	150
Inventories	553	440
Other accounts receivable and prepaid expenses	364	433
Total current assets	12,624	13,180
Non-current assets:
Restricted deposit	130	118
Operating lease right-of-use assets	2,724	2,991
Property and equipment, net	1,857	2,290
Intangible assets, net	102	131
Total non-current assets	4,813	5,530
Total assets	$17,437	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2025	2024
	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$571	$870
Operating lease liabilities	837	806
Accrued liabilities and other payables	1,334	1,294
Total current liabilities	2,742	2,970
Non-current liabilities:
Operating lease liabilities	2,190	2,275
Total non-current liabilities	2,190	2,275
Total liabilities	4,932	5,245

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2025 (unaudited) and December 31, 2024; issued and outstanding: 12,716,014 and 11,454,512 ordinary shares as of June 30, 2025 (unaudited) and December 31, 2024, respectively	5,492	4,983
Additional paid in capital	126,131	122,801
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(118,149)	(113,350)
Total shareholders’ equity	12,505	13,465
Total liabilities and shareholders’ equity	$17,437	$18,710

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Revenues	$2,234	$347	$179	$249
Cost of revenues	374	1,081	186	536
Gross profit (loss)	1,860	(734)	(7)	(287)

Operating expenses:
Research and development	4,118	5,103	2,013	2,697
General, administrative and marketing	2,568	2,898	1,158	1,422
Total operating loss	4,826	8,735	3,178	4,406
Financial income (expenses), net	27	330	(169)	196
Net loss for the period	$4,799	$8,405	$3,347	$4,210
Basic and diluted net loss per ordinary share	$0.41	$0.73	$0.28	$0.37
Weighted average ordinary shares outstanding used in computation of basic and diluted net loss per share	11,646,603	11,453,845	11,840,829	11,454,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	deficit	Total

BALANCE AT DECEMBER 31, 2023	11,452,672	$4,982	$121,068	$(969)	$(96,741)	$28,340

Exercise of options	1,840	1	8	-	-	9
Share-based compensation	-	-	785	-	-	785
Net loss	-	-	-	-	(8,405)	(8,405)
BALANCE AT JUNE 30, 2024	11,454,512	$4,983	$121,861	$(969)	$(105,146)	$20,729

BALANCE AT DECEMBER 31, 2024	11,454,512	$4,983	$122,801	$(969)	$(113,350)	$13,465

Issuance of ordinary shares and warrants, net of issuance costs of $498	1,200,002	509	2,593	-	-	3,102
Issuance of ordinary shares in connection with equity incentive plans	61,500	-	-	-	-	-
Share-based compensation	-	-	737	-	-	737
Net loss	-	-	-	-	(4,799)	(4,799)
BALANCE AT JUNE 30, 2025	12,716,014	$5,492	$126,131	$(969)	$(118,149)	$12,505

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	deficit	Total
BALANCE AT MARCH 31, 2024	11,454,512	$4,983	$121,369	$(969)	$(100,936)	$24,447

Share-based compensation	-	-	492	-	-	492
Net loss	-	-	-	-	(4,210)	(4,210)
BALANCE AT JUNE 30, 2024	11,454,512	$4,983	$121,861	$(969)	$(105,146)	$20,729

BALANCE AT MARCH 31, 2025	11,454,512	$4,983	$123,185	$(969)	$(114,802)	$12,397

Issuance of ordinary shares and warrants, net of issuance costs of $498	1,200,002	509	2,593	-	-	3,102
Issuance of ordinary shares in connection with equity incentive plans	61,500	-	-	-	-	-
Share-based compensation	-	-	353	-	-	353
Net loss	-	-		-	(3,347)	(3,347)
BALANCE AT JUNE 30, 2025	12,716,014	$5,492	$126,131	$(969)	$(118,149)	$12,505

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(4,799)	$(8,405)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	473	541
Accrued interest	(7)	6
Share-based compensation to employees and consultants	735	780
Exchange differences on cash and cash equivalents and restricted cash	(71)	241
Changes in assets and liabilities:
Decrease (increase) in trade receivables	150	(250)
Decrease (increase) in inventories	(111)	280
Decrease (increase) in other accounts receivable and prepaid expenses	69	(97)
Decrease in operating lease right of use assets	325	295
Increase (decrease) in trade payables	(299)	158
Decrease in operating lease liabilities	(112)	(397)
Increase (decrease) in accrued liabilities and other payables	40	(333)
Net cash used in operating activities	(3,607)	(7,181)
Cash flows from investing activities:
Purchase of property and equipment	(12)	(284)
Proceeds from sale of property and equipment	1	-
Investment in restricted deposits	-	(57)
Net cash used in investing activities	(11)	(341)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	3,102	-
Exercise of options and warrants into shares	-	9
Net cash provided by financing activities	3,102	9
Effect of exchange rate changes on cash and cash equivalents	41	(241)
Net decrease in cash and cash equivalents	(475)	(7,754)
Cash and cash equivalents at the beginning of the period	11,909	26,674

Cash and cash equivalents at the end of the period	$11,434	$18,920

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2025	2024

Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$58	$623
Capitalization of Share-based compensation to inventory	$2	$5

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

Note 1 - NATURE OF OPERATIONS:

a.	CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and from sales of (i) bioInk products for the development of 3D bioprinting of organs and tissues, (ii) rhCollagen for the medical aesthetics market, and (iii) rhCollagen-based products for tendinopathy and wound care.

The Company operates mainly through its wholly-owned subsidiary, CollPlant Ltd. In November 2021 CollPlant Ltd. established CollPlant Inc., a wholly owned subsidiary in the United States. As of June 30, 2025, CollPlant Inc. has not commenced operation.

b.	For the six months ended and as of June 30, 2025, the Company incurred a net loss of $4,799 and has an accumulated deficit in the total amount of $118,149. The Company’s negative cash flows for the six months ended June 30 2025 from operating activities was $3,607. The Company’s cash and cash equivalents as of June 30, 2025 totaled $11,434.

The Company expects to incur future net losses and the transition to profitability is dependent upon, among other things, (i) the successful development and commercialization of the Company’s products and product candidates or/and, (ii) the successful development and commercialization of the dermal filler product developed by AbbVie, and (iii) the establishment of contracts for the distribution of new product lines, any of which, or in combination, would contribute to the achievement of a level of revenue adequate to support the cost structure. Until the Company achieves profitability or generates positive cash flows, it will continue to need to raise additional cash to finance its operations and to fund future operations through (i) existing cash on hand, (ii) additional private and/or public offerings of debt or equity securities and (iii) additional milestone payments that may be received under the AbbVie Development Agreement. Notwithstanding, there can be no assurance that the Company will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operation, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s Board approved a contingency plan, to be implemented if needed, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The contingency plan consists of cost reduction, which include mainly the following steps: reduction in subcontractors’ expenses, headcount and compensation paid to key management. The Company and the Board believe that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least twelve months from the filing date.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by U.S GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2024, as filed in the 20-F on March 26, 2025.

The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2024, contained in the Company’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results may differ from those estimates.

c.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies Ltd. and its wholly-owned subsidiary, CollPlant Ltd. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding share options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include options, restricted share units and warrants exercisable into 3,308,333 and 2,041,671 shares for the six months ended June 30, 2025 and 2024, respectively, because the effect would be anti-dilutive.

The calculation of diluted loss per share does not include options, restricted share units and warrants exercisable into 3,308,333 and 2,041,671 shares for the three months ended June 30, 2025 and 2024, respectively, because the effect would be anti-dilutive.

e.	Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net loss as shown in the Company’s consolidated statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

f.	Warrants classification:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own share and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital.

g.	Newly issued and recently adopted accounting pronouncements:

1)	In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

2)	In November 2024, the FASB issued ASU 2024-03, Income Statement, Reporting Comprehensive Income, Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires that public business entities disclose more detailed information about types of expenses in commonly presented expense captions. This guidance is effective for annual reporting periods beginning after December 31, 2026, and for interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting ASU 2024-03.

3)	In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

NOTE 3 – INVENTORIES, NET:

a.	Inventories as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30,	December 31,
	2025	2024
	Unaudited
Work in progress	$59	$286
Finished goods	494	154
Total inventories	$553	$440

b.	During the six months period ended June 30, 2025, the Company recorded approximately $21 for write-down of inventories under cost of revenues. During the three months period ended June 30, 2025, the Company did not record write-down of inventories.

During the six months period ended June 30, 2024, the Company recorded approximately $268 for write-down of inventories under cost of revenues. During the three months period ended June 30, 2024, the Company did not record write-down of inventories.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 4 – COMMITMENTS AND CONTINGENCIES

a.	Commitment to pay royalties to the government of Israel

The Company received grants from the Israeli Innovation Authority (IIA) for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”), the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the approved program funded by the IIA. Under the Innovation Law royalties of 3% on the income deriving from products and from related knowhow and services developed in whole or in part, directly or indirectly, under IIA programs are payable to the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on SOFR. In addition to paying any royalty due, the Company must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair the Company’s ability to outsource manufacturing or otherwise transfer its know-how outside of Israel and may require it to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA.

The Company did not apply for grants from the IIA since 2019. For the six months period ended June 30, 2025 and 2024, the Company recorded royalties expenses of $67 and $10, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operations as a component of cost of revenue.

As of June 30, 2025, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $6,961 (without interest).

b.	Contingent liability

As of June 30, 2025, the Company has a contingent liability related to annual cash incentives, accumulating to a potential liability of approximately $453.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 5 - Development, Exclusivity and Option Products Agreement

On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement (the “AbbVie Development Agreement”) with AbbVie, pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

Pursuant to the AbbVie Development Agreement, CollPlant granted to AbbVie and certain of its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products.

The AbbVie Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000, comprised of an upfront cash payment of $14,000, which was received in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie.

In June 2023, the Company announced the achievement of a milestone with respect to the clinical phase dermal filler product. According to the AbbVie Development Agreement, the milestone achievement triggered a $10,000 payment from AbbVie to CollPlant, which was received in July 2023.

In February 2025, the Company announced the receipt of a contingent payment with respect to CollPlant’s rhCollagen, which triggered a $2,000 payment from AbbVie to CollPlant.

NOTE 6 - SHARE CAPITAL:

a.	Ordinary shares

1)	Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of the ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

2)	Changes in share capital

On June 2, 2025, the Company completed a registered direct offering pursuant to which it issued and sold an aggregate of 1,200,002 ordinary shares to certain industrial investors, at a purchase price of $3.00 per share, for aggregate gross proceeds of $3,600. The total issuance costs accumulated to $498. In connection with the offering, the Company also issued in a concurrent private placement (i) 1,200,002 warrants to the investors, exercisable for 1,200,002 of the Company’s ordinary shares at an exercise price of $3.00 per share, and (ii) 72,000 warrants to the placement agent, exercisable for 72,000 of the Company’s ordinary shares, at an exercise price of $3.75 per share. The warrants will be exercisable for a period of three and one-half years. The Company accounted for the aforementioned warrants as freestanding instrument classified as part of the Company’s equity in accordance with ASC-480 and ASC-815-40.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

b.	Share- based compensation

1)	Option plan

Under the Company’s new share award plan (the “2024 Plan”), the Company may grant its employees, directors and consultants with several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The 2024 Plan is in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034, unless earlier terminated by its administrator.

The Company still has options outstanding under its former Share Ownership and Option Plan (2010), or the 2010 Plan. These options were granted to employees, directors and consultants of the Company. Each option is exercisable into one ordinary share of the Company of NIS 1.50 par value.

2)	Options grants

In the six months ended June 30, 2025, no options were granted.

In the six months ended June 30, 2024, the Company granted options as follows:

	Six months ended June 30, 2024
	Number of options granted	Exercise price range	Vesting period	Expiration
Employees	41,500	$5.26-5.76	4 years	10 years
Consultant	5,000	$5.26	4 years	10 years

The fair value of options granted on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

Six months ended June 30
2024
Value of ordinary share	$5.13-5.46
Dividend yield	0%
Expected volatility	70.91-70.97%
Risk-free interest rate	4.35-4.46%
Expected term	6.11 years

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

The fair value of options granted during the six months ended June 30, 2024 was $169.

The aggregate intrinsic value of the options exercised during the six months ended June 30, 2024 was less than 1. During the six months ended June 30, 2025, no options were exercised.

The fair value of options vested during the six months ended June 30, 2025, and 2024 was $555 and $1,176, respectively.

The following table summarizes the activity in options granted to employees and directors for the six months period ended June 30, 2025:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the period	1,727,755	$5.75	4.99	$-
Expired	(50,704)	5.80	-	-
Forfeited	(30,220)	6.34	-	-
Options outstanding at the end of the period	1,646,831	$5.74	4.96	$-
Options exercisable at the end of the period	1,430,074	$5.68	4.61	$-

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

The following table summarizes the activity in options granted to consultants for the six months period ended June 30, 2025:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the period	36,666	$8.35	6.78	$-
Expired	(11,666)	17.04	-	-
Options outstanding at the end of the period	25,000	$4.46	9.28	$-
Options exercisable at the end of the period	1,250	$5.26	8.76	$-

Modification of share-based compensation

On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company’s directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of the Company’s employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company’s directors and its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options is subject to the approval of the general meeting of the shareholders, which approval was obtained on September 25, 2024.

The total incremental fair value of options granted to the Company’s employees and directors amounted to $314 and was determined based on the Black-Scholes pricing options model using the following assumptions: risk free interest rate of 3.53%-4.68%, expected volatility of 53.4% - 71.62%, expected term of 1.65-2.16 years and dividend yield of 0%.

For the six months ended June 30, 2024, the Company recorded expenses from these extended options in the amount of $197.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

3)	RSUs grants

In the six months ended June 30, 2024, the Company granted restricted share units, or RSUs, as follows:

	Six months ended June 30, 2024
	Number of RSUs granted	Weighted Average Grant Date Fair Value
Employees	261,000	$5.13

In the six months ended June 30, 2025, no RSUs were granted.

The following table summarizes the activity in RSUs granted to employees under the 2024 Plan for the six months period ended June 30, 2025:

	Number of options	Weighted Average Grant Date Fair Value
Unvested at the beginning of the period	441,000	$4.99
Exercised into ordinary shares	(61,500)	5.13
Forfeited	(15,000)	5.13
Unvested at the end of the period	364,500	$4.95

4)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Cost of revenue	$-	$-	$-	$-
Research and development	251	410	128	278
General, administrative and marketing	487	370	228	212
	$738	$780	$356	$490

As of June 30, 2025, there was $1,267 of unrecognized compensation expense related to unvested RSUs and options. This amount is expected to be recognized over a weighted-average period of 1.71 years.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 7 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Disaggregated revenues:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Revenues from milestones (See note 5)	$2,000	$-	$-	$-
Revenues from the sales of goods	234	347	179	249
Total revenues	$2,234	$347	$179	$249

b.	Revenues by geographic area were as follows:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
North America	$2,197	$339	$159	$244

Europe and others	37	8	20	5

Total revenues	$2,234	$347	$179	$249

c.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Customer A	$2,159	$331	$159	$244